UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2013

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2013	2012
	$	$

REVENUES	451,037	501,106

OPERATING EXPENSES
Voyage expenses	26,315	38,637
Vessel operating expenses	187,464	187,754
Time-charter hire expense	27,452	43,979
Depreciation and amortization	102,494	114,614
General and administrative	39,271	38,362
Asset impairments (note 6b)	3,165	—
Net loss (gain) on sale of vessels and equipment (note 6a)	32	(197)
Restructuring charges (note 11)	2,054	—

Total operating expenses	388,247	423,149

Income from vessel operations	62,790	77,957

OTHER ITEMS
Interest expense	(42,510)	(42,300)
Interest income	1,018	2,046
Realized and unrealized (loss) gain on non-designated derivative instruments (note 14)	(13,789)	4,815
Equity income (note 9b)	27,315	17,644
Foreign exchange gain (loss) (note 7 and 14)	2,191	(15,824)
Other income (note 12)	5,240	2,343

Net income before income taxes	42,255	46,681
Income tax (expense) recovery (note 15)	(2,500)	3,568

Net income	39,755	50,249
Less: Net income attributable to non-controlling interests	(45,891)	(49,183)

Net (loss) income attributable to stockholders of Teekay Corporation	(6,136)	1,066

Per common share of Teekay Corporation (note 16)
• Basic (loss) income attributable to stockholders of Teekay Corporation	(0.09)	0.02
• Diluted (loss) income attributable to stockholders of Teekay Corporation	(0.09)	0.02
• Cash dividends declared	0.3163	0.3163
Weighted average number of common shares outstanding (note 16)
• Basic	69,888,279	68,855,860
• Diluted	69,888,279	70,146,586

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2013	2012
	$	$
Net income	39,755	50,249

Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized loss on marketable securities	(926)	(232)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(532)	2,821
Pension adjustments, net of taxes	1,464	(2,361)
Foreign exchange gain (loss) on currency translation	1,132	(760)
Amounts reclassified from accumulated other comprehensive income (loss)
To other income:
Realized loss on marketable securities	—	420
To general and administrative expenses:
Realized gain on qualifying cash flow hedging instruments	(4)	(1,003)

Other comprehensive income (loss)	1,134	(1,115)

Comprehensive income	40,889	49,134
Less: Comprehensive income attributable to non-controlling interests	(45,933)	(49,725)

Comprehensive loss attributable to stockholders of Teekay Corporation	(5,044)	(591)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	March 31, 2013	December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	479,647	639,491
Restricted cash	39,709	39,390
Accounts receivable, including non-trade of $93,670 (2012 - $83,046) and related party balance of $13,927 (2012 - $9,101)	536,250	491,656
Vessels held for sale	—	22,364
Net investment in direct financing leases (note 4)	12,176	12,303
Prepaid expenses and other	71,787	61,549
Current portion of loans to equity accounted investees	145,374	139,183
Current portion of investment in term loans	183,018	117,820
Current portion of derivative assets (note 14)	20,907	31,669

Total current assets	1,488,868	1,555,425

Restricted cash - non-current	494,979	494,429

Vessels and equipment (note 6 and 7)
At cost, less accumulated depreciation of $1,914,190 (2012 - $1,976,257)	5,954,511	6,004,324
Vessels under capital leases, at cost, less accumulated amortization of $139,034 (2012 - $133,228)	618,238	624,059
Advances on newbuilding contracts (note 9a)	741,637	692,675

Total vessels and equipment	7,314,386	7,321,058

Net investment in direct financing leases - non-current (note 4)	421,139	424,298
Loans to joint ventures and joint venture partners, bearing interest between 4.4% to 8.0%	103,916	67,720
Derivative assets (note 14)	123,758	148,581
Equity accounted investments (note 3 and 9b)	642,598	480,043
Investment in term loans	—	68,114
Other non-current assets	155,043	149,682
Intangible assets - net	121,376	126,136
Goodwill	166,539	166,539

Total assets	11,032,602	11,002,025

LIABILITIES AND EQUITY
Current
Accounts payable	123,451	111,474
Accrued liabilities	306,564	363,218
Current portion of derivative liabilities (note 14)	117,782	115,835
Current portion of long-term debt (note 7)	674,426	797,411
Current obligation under capital leases	162,897	70,272
Current portion of in-process revenue contracts	51,907	60,627
Advances from equity accounted investees	8,305	4,064

Total current liabilities	1,445,332	1,522,901

Long-term debt, including amounts due to joint venture partners of $13,282 (2012 - $13,282) (note 7)	5,025,864	4,762,303
Long-term obligation under capital leases	472,260	567,302
Derivative liabilities (note 14)	513,077	528,187
In-process revenue contracts	170,964	180,964
Other long-term liabilities	224,076	220,079

Total liabilities	7,851,573	7,781,736

Commitments and contingencies (note 4, 9, and 14)

Redeemable non-controlling interest (note 9e)	28,383	28,815

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 70,199,133 shares outstanding (2012 - 69,704,188); 70,698,333 shares issued (2012 - 70,203,388) (note 8)	685,484	681,933
Retained earnings	618,956	648,224
Non-controlling interest	1,861,882	1,876,085
Accumulated other comprehensive loss (note 13)	(13,676)	(14,768)

Total equity	3,152,646	3,191,474

Total liabilities and equity	11,032,602	11,002,025

Consolidation of variable interest entities (note 3a)
Subsequent events (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	39,755	50,249
Non-cash items:
Depreciation and amortization	102,494	114,614
Amortization of in-process revenue contracts	(18,721)	(17,777)
Loss (gain) on sale of vessels and equipment and other assets	32	(2,414)
Loss on sale of marketable securities	—	420
Asset impairments (note 6b)	3,165	—
Equity income, net of dividends received	(27,315)	(17,644)
Income tax expense (recovery)	2,500	(3,568)
Employee stock option compensation	(579)	1,408
Unrealized foreign exchange (gain) loss	(38,603)	17,806
Unrealized loss (gain) on derivative instruments	21,886	(22,465)
Other	3,227	10,145
Change in operating assets and liabilities	(105,665)	(70,204)
Expenditures for dry docking	(15,883)	(3,733)

Net operating cash flow	(33,707)	56,837

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	544,970	539,135
Scheduled repayments of long-term debt (note 7)	(120,144)	(47,559)
Prepayments of long-term debt	(250,000)	(353,086)
Repayments of capital lease obligations	(2,592)	(2,510)
Advances of loans from joint ventures and joint venture partners	—	(3,659)
Increase in restricted cash	(1,370)	(130,872)
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 5)	—	65,868
Equity contribution by joint venture partner	184	—
Issuance of Common Stock upon exercise of stock options	4,128	3,772
Distribution paid from subsidiaries to non-controlling interests	(61,491)	(57,420)
Cash dividends paid	(22,971)	(21,440)

Net financing cash flow	90,714	(7,771)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(72,196)	(46,711)
Proceeds from sale of vessels and equipment and other	22,364	195,342
Proceeds from sale of marketable securities	—	1,063
Investment in joint ventures	(134,109)	(155,228)
Advances to joint ventures and joint venture partners	(36,196)	(29,820)
Direct financing lease payments received	3,286	6,430
Other investing activities	—	19

Net investing cash flow	(216,851)	(28,905)

(Decrease) increase in cash and cash equivalents	(159,844)	20,161
Cash and cash equivalents, beginning of the period	639,491	692,127

Cash and cash equivalents, end of the period	479,647	712,288

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $

Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

Net (loss) income			(6,136)		45,891	39,755
Reclassification of redeemable non-controlling interest in net income					432	432	(432)
Other comprehensive income				1,092	42	1,134
Dividends declared			(22,973)		(61,491)	(84,464)
Reinvested dividends	1	2				2
Exercise of stock options and other (note 8)	494	4,128				4,128
Employee stock compensation (note 8)		(579)				(579)
Addition of non-controlling interest from share and unit issuances of subsidiaries and other			(159)		923	764

Balance as at March 31, 2013	70,199	685,484	618,956	(13,676)	1,861,882	3,152,646	28,383

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2013, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $19.6 million related to the Company’s fleet and to services provided to third parties for the three months ended March 31, 2013, have been presented as vessel operating expenses. For the three months ended March 31, 2013, revenues of $6.5 million from ship management activities provided to third parties have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred and revenues recorded in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $20.6 million for the three months ended March 31, 2012. The amounts reclassified from general and administrative expenses to revenues were $5.5 million for the three months ended March 31, 2012.

2.	Segment Reporting

The following tables include results for the Company’s four segments for the three months ended March 31, 2013 and 2012:

Three Months ended March 31, 2013	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	138,653	140,929	71,001	100,454	451,037
Voyage expenses	21,809	—	4	4,502	26,315
Vessel operating expenses	44,907	77,384	15,096	50,077	187,464
Time-charter hire expense	14,777	—	—	12,675	27,452
Depreciation and amortization	27,696	34,032	17,291	23,475	102,494
General and administrative(1)	10,504	12,361	6,196	10,210	39,271
Asset Impairments	—	—	—	3,165	3,165
Loss on sale of vessels and write-downs of vessels	—	—	—	32	32
Restructuring charges	587	—	—	1,467	2,054

Income (loss) from vessel operations	18,373	17,152	32,414	(5,149)	62,790

Segment assets as at March 31, 2013	1,692,638	2,880,428	3,302,855	1,997,849	9,873,770

Three Months ended March 31, 2012	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	156,235	128,668	73,585	142,618	501,106
Voyage expenses	27,015	232	96	11,294	38,637
Vessel operating expenses	49,819	74,082	12,967	50,886	187,754
Time-charter hire expense	13,617	—	—	30,362	43,979
Depreciation and amortization(1)	31,792	33,148	17,238	32,436	114,614
General and administrative	9,279	11,577	5,105	12,401	38,362
Gain on sale of vessels and write-downs of vessels	—	—	—	(197)	(197)

Income from vessel operations	24,713	9,629	38,179	5,436	77,957

Segment assets as at March 31, 2012	1,881,032	2,447,960	3,064,021	2,543,831	9,936,844

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2013	December 31, 2012
	$	$
Total assets of all segments	9,873,770	9,719,938
Cash	479,647	639,491
Accounts receivable and other assets	679,185	642,596

Consolidated total assets	11,032,602	11,002,025

3.	Acquisitions

a)	FPSO Unit from Sevan Marine ASA

On November 30, 2011, the Company entered into an agreement to acquire the FPSO unit Sevan Voyageur (or Voyageur Spirit) and its existing customer contract from Sevan Marine ASA (or Sevan). Teekay agreed to acquire the Voyageur Spirit once the existing upgrade project was completed and the Voyageur Spirit commenced operations under its customer contract. In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. Under the terms of the agreement, Teekay prepaid Sevan $94 million to acquire the Voyageur Spirit, assumed the Voyageur Spirit’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and was responsible for all upgrade costs incurred after November 30, 2011, which were estimated to be between $140 million and $150 million (see Note 9c). Teekay had control over the upgrade project and had guaranteed the repayment of the existing credit facility. First oil for the Voyageur Spirit occurred in April 2013 after the remaining upgrades were completed, at which time the Voyageur Spirit commenced its five-year charter with E.ON Ruhrgas UK E&P Limited (or E.ON). In May 2013, Teekay completed the acquisition of the Voyageur Spirit and immediately thereafter the FPSO unit was sold by Teekay to its subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) for $540 million. The Voyageur Spirit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit has been determined to be a variable interest entity (or VIE) and the Company has been determined to be the primary beneficiary. The following table summarizes the balance sheet of the Voyageur Spirit as at March 31, 2013:

$
ASSETS
Cash and cash equivalents	2,949
Other current assets	29,922
Vessels and equipment	459,194
Deferred tax assets	1,955

Total assets	494,020

LIABILITIES AND EQUITY
Accounts payable	19,075
Accrued liabilities	4,982
Long-term debt(note 7)	230,324
Derivative liabilities	3,889
Other long-term liabilities	19,943

Total liabilities	278,213
Total equity	215,807

Total liabilities and total equity	494,020

b)	Teekay LNG – Exmar LPG BVBA Joint Venture

On February 12, 2013, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity (or Exmar LPG BVBA Joint Venture), took economic effect as of November 1, 2012 and includes 20 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016, and does not take into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $134 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA, in accordance with the preliminary purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

c)	Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between Teekay LNG and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six liquefied natural gas (or LNG) carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at March 31, 2013, was $0.4 million and is included as part of other long-term liabilities. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the $266 million equity contribution was $138.2 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs as part of the investment. Teekay LNG financed the equity contributions by borrowing under its existing credit facilities. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation.

4.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to the Company’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2013, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2013	2014	2015	2016	2017
	(in millions of U.S. dollars)
Charters-in - operating leases	67.0	37.0	15.8	9.1	9.1
Charters-in - capital leases (1)	93.1	60.0	31.8	31.7	55.0

	160.1	97.0	47.6	40.8	64.1

Charters-out - operating leases (2)	813.6	1,250.5	1,209.9	1,079.2	996.3
Charters-out - direct financing leases	37.3	48.2	47.8	48.0	42.9

	850.9	1,298.7	1,257.7	1,127.2	1,039.2

(1)	As at March 31, 2013 and December 31, 2012, the Company had $475.4 million and $475.5 million of restricted cash, respectively, which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $59.3 million and $58.3 million as at March 31, 2013 and December 31, 2012, respectively.
(2)	The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2013, revenue from unexercised option periods of contracts that existed on March 31, 2013 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

5.	Financing Transactions

In February 2012, Teekay’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) completed a public offering of 17.3 million shares of its Class A common stock (including 2.3 million shares issued upon the full exercise of the underwriters’ overallotment option) at a price of $4.00 per share, for gross proceeds of approximately $69.0 million. As a result of the offering, the Company recorded a decrease to retained earnings of $14.5 million, which represents the Company’s dilution loss from the issuance of shares in Teekay Tankers during the three months ended March 31, 2012.

6.	Vessel Sales and Write-downs

a)	Vessel Sales

During the three months ended March 31, 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, and a 1998-built conventional tanker, that were part of the Company’s shuttle tanker and conventional tanker segments. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

b)	Write-downs

During the three months ended March 31, 2013, the Company incurred a $3.2 million write-down of one of its investments in term loans. The term loan borrower is facing financial difficulty and has defaulted on its interest payment obligations since January 31, 2013. The Company has assumed commercial and technical management of the vessel which collateralizes the loan. The Company reduced the net carrying amount of the investment in term loan as the value of the underlying collateral declined further during this three-month period. The net carrying amount of the impaired loan consists of the present value of expected future cash flows at March 31, 2013 and will be adjusted each subsequent reporting period to reflect any changes in the present value of expected future cash flows.

7.	Long-Term Debt

	March 31, 2013	December 31, 2012
	$	$
Revolving Credit Facilities	1,884,328	1,627,979
Senior Notes (8.5%) due January 15, 2020	447,191	447,115
Norwegian Kroner-denominated Bonds due through January 2018	600,544	467,223
U.S. Dollar-denominated Term Loans due through 2021	2,196,444	2,432,374
U.S. Dollar-denominated Term Loan of Variable Interest Entity due October 2016	230,324	230,359
Euro-denominated Term Loans due through 2023	328,177	341,382
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	5,700,290	5,559,714
Less current portion	674,426	797,411

Long-term portion	5,025,864	4,762,303

As of March 31, 2013, the Company had 15 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.7 billion, of which $0.9 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2013 and December 31, 2012, the margins ranged between 0.45% and 4.5%. At March 31, 2013 and December 31, 2012, the three-month LIBOR was 0.28% and 0.31%, respectively. The total amount available under the Revolvers reduces by $692.1 million (remainder of 2013), $718.7 million (2014), $222.5 million (2015), $342.5 million (2016), $445.0 million (2017) and $321.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 55 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

Teekay Offshore has 211.5 million in Norwegian Kroner (or NOK) senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at March 31, 2013, the carrying amount of the bonds was $36.2 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and lock in the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. Teekay Offshore also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case Teekay Offshore’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see note 14). In January 2013, Teekay Offshore repurchased NOK 388.5 million of the original NOK 600 million bond issue at a premium in connection with the issuance of NOK 1.3 billion in senior unsecured bonds. The Company recorded a loss in relation to this repurchase of $1.8 million in its consolidated statements of (loss) income. In connection with this repurchase of bonds, Teekay Offshore terminated a similar notional amount of the related cross currency swap (see Note 14).

During 2012, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 2 billion of senior unsecured bonds that mature between October 2015 and May 2017. As at March 31, 2013, the total carrying amount of the bonds was $342.0 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.75% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. dollars (or U.S. Dollars), with the interest payments fixed at rates ranging from 5.52% to 7.49%, and the transfer of principal fixed at $349.2 million upon maturity in exchange for NOK 2 billion (see Note 14).

In January 2013, Teekay Offshore issued in the Norwegian bond market NOK 1.3 billion in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at March 31, 2013, the carrying amount of the bonds was $222.3 million. Teekay Offshore will apply to list the bonds on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. Teekay

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Offshore entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see Note 14).

As of March 31, 2013, the Company had 17 U.S. Dollar-denominated term loans outstanding, which totaled $2.2 billion (December 31, 2012 – $2.4 billion). Certain of the term loans with a total outstanding principal balance of $316.9 million as at March 31, 2013 (December 31, 2012 – $328.0 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2012 – 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2013 and December 31, 2012, the margins ranged between 0.3% and 3.25%, and 0.3% and 4.0%, respectively. At March 31, 2013 and December 31, 2012, the three-month LIBOR was 0.28% and 0.31%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 16 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 35 (December 31, 2012 – 36) of the Company’s vessels, together with certain other security. In addition, at March 31, 2013, all but $104.3 million (December 31, 2012 – $107.0 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Voyageur Spirit FPSO unit has been consolidated by the Company effective November 30, 2011, as the Voyageur Spirit has been determined to be a VIE and the Company has been determined to be the primary beneficiary (see Note 3a). As a result, the Company has included the Voyageur Spirit’s outstanding U.S. Dollar-denominated term loan (VIE term loan), which, as at March 31, 2013, totaled $230.3 million (December 31, 2012 – $230.4 million). Interest payments on the VIE term loan are based on LIBOR plus a margin of 2.95% and are paid quarterly. The VIE term loan is collateralized by a first-priority mortgage on the Voyageur Spirit, together with certain other security. The Company has guaranteed the repayment of the existing credit facility.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2013, totaled 256.0 million Euros ($328.2 million) (December 31, 2012 – 258.8 million Euros ($341.4 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2013 and December 31, 2012, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at March 31, 2013 was 0.1% (December 31, 2012 – 0.1%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange gain of $2.2 million (2012 – $15.8 million loss) during the three months ended March 31, 2013.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at March 31, 2013, totaled $13.3 million (2012 – $13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at March 31, 2013 was 2.8% (December 31, 2012 – 2.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 14).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2013, these ratios ranged from 112.0% to 281.0% compared to their minimum required ratios of 105% to 115%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2013 and December 31, 2012, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at March 31, 2013, this aggregate amount was $319.6 million (December 31, 2012 – $319.1 million).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2013, are $612.8 million (remainder of 2013), $1.2 billion (2014), $437.5 million (2015), $460.6 million (2016), $984.6 million (2017) and $2.0 billion (thereafter).

As at March 31, 2013, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

8.	Capital Stock

The authorized capital stock of Teekay at March 31, 2013 and December 31, 2012 was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at March 31, 2013, Teekay had no shares of Preferred Stock issued. During the three months ended March 31, 2013, the Company issued 0.5 million shares of Common Stock upon the exercise of stock options, restricted stock units and restricted stock awards.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at March 31, 2013, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorizations. As at March 31, 2013, the total remaining amount under the share repurchase authorization was $37.7 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

During March 2013, the Company granted 72,810 stock options with an exercise price of $34.07 per share, 158,957 restricted stock units with a fair value of $5.4 million, 54,773 performance shares with a fair value of $2.3 million and 26,412 shares of restricted stock with a fair value of $0.9 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2013 was $10.54 per option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 53.7%; expected life of five years; dividend yield of 4.8%; risk-free interest rate of 0.8%; and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

9.	Commitments and Contingencies

a)	Vessels Under Construction

As at March 31, 2013, the Company was committed to the construction of four shuttle tankers, two LNG carriers and one FPSO unit for a total cost of approximately $1.8 billion, excluding capitalized interest and other miscellaneous construction costs. The four shuttle tankers are scheduled for delivery in mid-to-late 2013, the two LNG carriers are scheduled for delivery in 2016, and the FPSO unit is scheduled to be delivered in the first half of 2014. As at March 31, 2013, payments made towards these commitments totaled $706.2 million (excluding $35.4 million of capitalized interest and other miscellaneous construction costs). As at March 31, 2013, the remaining payments required to be made under these newbuilding contracts were $361.0 million (remainder of 2013), $362.7 million (2014), $57.9 million (2015), and $270.2 million (2016).

b)	Joint Ventures

As at March 31, 2013, Exmar LPG BVBA was committed to the construction of eight mid-sized gas carriers for a total cost of $364.5 million, excluding capitalized interest and other miscellaneous construction costs. The eight newbuildings are scheduled for delivery between 2014 and 2016. As at March 31, 2013, payments made by Exmar LPG BVBA towards these commitments totaled $28.8 million. As at March 31, 2013, the remaining payments required to be made by Exmar LPG BVBA under these newbuilding contracts was $23.7 million in 2013, $172.8 million in 2014, $69.6 million in 2015, and $69.6 million in 2016. Teekay LNG owns a 50% interest in Exmar LPG BVBA.

In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which Teekay Tankers’ 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013.

As at March 31, 2013, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, was $34.3 million in 2013. As at March 31, 2013, the Joint Venture had signed an agreement with a financial institution for a loan of $68.6 million. The loan is secured by a first priority statutory mortgage over the VLCC and guaranteed by both Teekay Tankers and Wah Kwong. As a result, Teekay Tankers‘ exposure to this loan is limited to the 50% guarantee to the loan which is repayable with 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity. In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at March 31, 2013, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.4 million to the joint venture which represents the Company’s 50% portion of the payments required to the shipyard during the construction stage that were not financed with commercial bank financing.

c)	Purchase Obligation

As at March 31, 2013, Teekay was committed to fund the remaining upgrade costs of the Voyageur Spirit in connection with the Sevan acquisition. As at March 31, 2013, payments made towards these remaining upgrade costs totaled $140.8 million and the remaining payments required to be made were $1.2 million. Also, Teekay is in negotiations with the Nymo shipyard in Norway regarding an additional amount of up to $17 million in regards to the Voyageur Spirit upgrade costs. In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. In addition to the upgrade costs, in November 2012, Teekay prepaid $92.4 million of the Voyageur Spirit purchase price. First oil occurred in April 2013 after the remaining upgrades were completed, at which time the Voyageur Spirit commenced its five-year charter with E.ON for the FPSO unit. In May 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and immediately thereafter the FPSO unit was acquired by Teekay Offshore for $540 million.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modification costs. The HiLoad DP unit is a self-propelled dynamic positioning system that attaches to and keeps conventional tankers in position when loading from offshore installations. The transaction is subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil. The acquisition of the HiLoad DP unit is expected to be completed by June 30, 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. As part of the transaction, Teekay has also agreed to invest approximately $4.4 million to acquire a 49.9% ownership interest in a recapitalized Remora. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has the right of first refusal to acquire future HiLoad projects developed by Remora.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

d)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

On November 13, 2006, Teekay Offshore’s shuttle tanker the Navion Hispania collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Company. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), the Company’s subsidiary, and two other subsidiaries of the Company, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field. The Plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $36.4 million). The Stavanger District Court found that NOL is liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA is liable to NOL for the same amount of damages. The parties have appealed the decision. As a result of the judgment, as at March 31, 2013 and December 31, 2012, the Company recognized a liability of NOK 76,000,000 (approximately $13.0 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) to the Plaintiffs and a corresponding receivable from Statoil recorded in other long-term liabilities and other assets, respectively. The Company believes the likelihood of any losses relating to the claim is remote. The Company believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Company for all losses relating to the damage to the Njord Bravo. The Company also maintains protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Company believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging our lessor, as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal is expected to be heard in 2013. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs. The lessor for the three vessels chartered out by Teekay Nakilat Joint Venture has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease rentals over the remaining term of the RasGas II Leases and that an estimated $12 million additional amount of cash may need to be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. Teekay LNG’s 70% share of the present value of the potential lease rental increase claim is approximately $10 million; however, the final amount is dependent on external legal counsel’s review. The Teekay Nakilat Joint Venture is also looking at other alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the fourth quarter of 2013 while repairs are assessed and completed. The Company does not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage subject to a $750,000 deductible and the other terms and conditions of the applicable policies. In addition, the Company will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO. The total of these capital upgrade costs is expected to be approximately $90 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

e)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The owner of the 33% interest holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s interest in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

f)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

			March 31, 2013		December 31, 2012
	Fair Value Hierarchy Level		Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1		1,018,217	1,018,217	1,178,118	1,178,118
Derivative instruments (note 14)
Interest rate swap agreements - assets	Level 2		145,082	145,082	165,688	165,688
Interest rate swap agreements - liabilities	Level 2		(626,276)	(626,276)	(667,825)	(667,825)
Cross currency interest swap agreement	Level 2		(24,236)	(24,236)	13,886	13,886
Foreign currency contracts	Level 2		(783)	(783)	2,885	2,885
Non-recurring
Vessels and equipment	Level 2		—	—	287,983	287,983
Vessels held for sale	Level 2		—	—	22,364	22,364
Other
Investment in term loans and interest receivable	Level 3		188,007	185,641	188,756	186,048
Loans to equity accounted investees and joint venture partners - Current	Level 3		145,374	145,374	139,183	139,183
Loans to equity accounted investees and joint venture partners - Long-term		(1)	103,916	(1)	67,720	(1)
Long-term debt - public (note 7)	Level 1		(1,047,735)	(1,095,296)	(914,338)	(949,326)
Long-term debt - non-public (note 7)	Level 2		(4,652,555)	(4,347,937)	(4,645,376)	(4,329,117)

(1)	In these consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade		March 31, 2013 $	December 31, 2012 $

Direct financing leases	Payment activity	Performing		433,315	436,601
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	(1)	122,092	119,385
Investment in term loans and interest receivable	Collateral		(2)	65,915	69,371
Loans to equity accounted investees and joint venture partners (3)	Other internal metrics	Performing		249,290	206,903
Long term receivable included in other assets	Payment activity	Performing		3,371	1,704

				873,983	833,964

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

(1)	The borrower has defaulted on its interest payments and obligations under the term loans during the first quarter of 2013. The Company expects it will recover all amounts due under the loan agreements from cash flow generated by the borrower and the Company realizing the value of the primary collateral, which are two 2010-built VLCCs.
(2)	As of March 31, 2013, the estimated fair value of the asset that has been pledged as collateral for the loan is lower than the principal amount of the loan and unpaid interest, and the amounts receivable have been written down to the present value of expected future cash flows (see Note 6b). The borrower did not pay in full the January 31, 2013 interest payment. Based on a review of the borrower‘s financial condition, it is expected that the amount of the recovery of amounts due under the loan agreement will be dependent upon cash flow generated by the borrower, financial support from the borrower‘s ultimate parent company and the Company realizing the value of the primary collateral, a 2011-built VLCC.
(3)	Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). During the year ended December 31, 2012, one of Teekay LNG‘s joint venture partner‘s parent company, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange and entered into a court-supervised restructuring under the Suspension of Payment process in Indonesia, in order to restructure its debts. The Company believes the loans to BLT and Teekay LNG‘s joint venture partner, BLT LNG Tangguh Corporation, totaling $24.0 million as at March 31, 2013 (December 31, 2012 – $24.0 million), are collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Subsidiary that can be used to repay the loan and given the underlying collateral securing the loans to BLT.

11.	Restructuring Charges

During the three months ended March 31, 2013 and 2012, the Company incurred $2.1 million and $nil of restructuring costs, respectively. The restructuring charges primarily relate to reorganization of the Company’s marine operations to create better alignment with its conventional tanker business unit and its three publicly-listed subsidiaries and a lower cost organization. The Company expects to incur further restructuring charges of approximately $2.8 million associated with this reorganization.

At March 31, 2013 and December 31, 2012, $2.5 million and $3.4 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

12.	Other Income

	Three Months Ended March 31,
	2013	2012
	$	$
Gain on sale of other assets	—	2,217
Loss on bond repurchase	(1,759)	—
Volatile organic compound emission plant lease income	158	428
Loss on sale of marketable securities	—	(420)
Miscellaneous income	6,841	118

Other income	5,240	2,343

13.	Accumulated Other Comprehensive Loss

As at March 31, 2013 and December 31, 2012, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2013	2012
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(236)	341
Pension adjustments, net of tax recoveries	(14,790)	(16,253)
Unrealized loss on marketable securities	(926)	—
Foreign exchange loss on currency translation	2,276	1,144

	(13,676)	(14,768)

14.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As at March 31, 2013 the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount
			of Asset (Liability)		Expected Maturity
			Hedge	Non-hedge	2013	2014
	Contract Amount in		$	$	$	$
	Foreign Currency (millions)	Average Forward Rate (1)	(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	632.9	5.83	—	(0.2)	90.6	18.0
Euro	4.9	0.76	—	(0.2)	6.5	—
Canadian Dollar	4.1	1.00	(0.1)	—	4.1	—
British Pound	5.8	0.64	(0.1)	(0.2)	9.0	—

			(0.2)	(0.6)	110.2	18.0

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2013 through 2018. In addition, the cross currency swaps due in 2018 economically hedges the interest rate exposure on the NOK-denominated bonds due in 2018. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2013 through 2018. As at March 31, 2013, the Company was committed to the following cross currency swaps:

							Fair Value /
							Carrying
Notional	Notional	Floating Rate Receivable		Floating Rate Payable			Amount of	Remaining Term (years)
Amount NOK	Amount USD	Reference Rate	Margin	Reference Rate	Margin	Fixed Rate Payable	Asset / (Liability)
211,500	34,700	NIBOR	4.75%	LIBOR	5.04%	(1)	1,513	0.7
700,000	122,800	NIBOR	4.75%			5.52%	(3,318)	2.5
500,000	89,700	NIBOR	4.00%			4.80%	(4,360)	2.8
600,000	101,400	NIBOR	5.75%			7.49%	(1,941)	3.8
700,000	125,000	NIBOR	5.25%			6.88%	(8,879)	4.1
800,000	143,500	NIBOR	4.75%			5.93%	(7,251)	4.8

							(24,236)

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. As at March 31, 2013, the Company has not designated any of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As at March 31, 2013, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	410,499	(104,197)	23.8	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	3,130,606	(483,493)	7.7	4.1
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	98,500	(591)	0.7	1.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	469,116	145,082	23.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)(6)	EURIBOR	328,177	(37,995)	11.2	3.1

		4,436,898	(481,194)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2013, ranged from 0.3% to 4.5%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)	The floating LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Company’s related interest rate effectively floats at LIBOR reduced by 2.38%.
(5)	Principal amount reduces monthly to 70.1 million Euros ($89.9 million) by the maturity dates of the swap agreements.
(6)	Principal amount is the U.S. Dollar equivalent of 256.0 million Euros.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at March 31, 2013
Derivatives designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(143)	(28)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	622	34	—	(1,205)	(63)
Interest rate swap agreements	16,927	123,724	(20,570)	(116,283)	(484,992)
Cross currency swap agreements	3,358	—	551	(151)	(27,994)

	20,907	123,758	(20,019)	(117,782)	(513,077)

As at December 31, 2012
Derivatives designated as a cash flow hedge:
Foreign currency contracts	441	—	—	(1)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,506	—	—	(60)	—
Interest rate swap agreements	16,927	144,247	(22,312)	(115,774)	(525,225)
Cross currency swap agreements	11,795	4,334	719	—	(2,962)

	31,669	148,581	(21,593)	(115,835)	(528,187)

As at March 31, 2013, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $146.6 million and an aggregate fair value liability amount of $474.2 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income (loss), (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended March 31, 2013				Three Months Ended March 31, 2012
Balance Sheet (AOCI)	Statement of Loss			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

(532)	4	(74)	General and administrative expenses	2,821	1,003	(18)	General and administrative expenses

(532)	4	(74)		2,821	1,003	(18)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivative instruments in the consolidated statements of (loss) income. The effect of the (loss) gain on derivatives not designated as hedging instruments in the consolidated statements of (loss) income are as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(30,352)	(30,416)
Foreign currency forward contracts	421	1,237
Foinaven embedded derivative	—	11,452

	(29,931)	(17,727)

Unrealized gains (losses) relating to:
Interest rate swap agreements	19,204	17,135
Foreign currency forward contracts	(3,062)	8,792
Foinaven embedded derivative	—	(3,385)

	16,142	22,542

Total realized and unrealized (losses) gains on derivative instruments	(13,789)	4,815

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of (loss) income. The effect of the gain (loss) on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Realized gain on partial termination of cross-currency swap	6,800	—
Realized gains	1,062	994
Unrealized (losses) gains	(37,954)	7,879

Total realized and unrealized (losses) gains on cross currency swaps	(30,092)	8,873

As at March 31, 2013, the Company’s accumulated other comprehensive loss included $0.2 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at March 31, 2013, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $0.2 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

15.	Income Tax (Expense) Recovery

The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Current	(2,113)	3,834
Deferred	(387)	(266)

Income tax (expense) recovery	(2,500)	3,568

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2012 to March 31, 2013:

Balance of unrecognized tax benefits as at January 1, 2013	$29,364
Decrease for positions taken in prior years	(136)
Increase for positions related to the current period	1,123
Decrease related to statute of limitations	(245)

Balance of unrecognized tax benefits as at March 31, 2013	$30,106

The majority of the net increase for positions for the three months ended March 31, 2013 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

16.	(Loss) Income Per Share

	Three Months Ended March 31,
	2013	2012
	$	$

Net (loss) income attributable to stockholders’ of Teekay Corporation	(6,136)	1,066

Weighted average number of common shares	69,888,279	68,855,860
Dilutive effect of stock-based compensation	—	1,290,726

Common stock and common stock equivalents	69,888,279	70,146,586

(Loss) earnings per common share:
- Basic	(0.09)	0.02
- Diluted	(0.09)	0.02

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted loss per common share. For the three months ended March 31, 2013, the anti-dilutive effect attributable to outstanding stock-based awards was 3.2 million shares.

17.	Supplemental Cash Flow Information

During the three months ended March 31, 2012, the 50% joint venture with Odebrecht (or KG Joint Venture) purchased the assets related to the Baúna and Piracaba (previously named Tiro and Sidon) FPSO project, including the then partially constructed Cidade de Itajai (or Itajai) FPSO unit, and the customer contracts from the Company for approximately $179 million. The purchase price was financed 80% with borrowings and the balance of the purchase price was financed with equity contributions by each of the joint venture partners. The Company’s initial equity contribution was funded by contributing the partially constructed FPSO unit and the customer contracts. This initial equity contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

18.	Subsequent Events

a)	In April 2013, Teekay Tankers entered into agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings for a fully-built-up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for up to 12 additional LR2 newbuildings, four of which are exercisable up to and including each of the following months: October 2013, April 2014 and October 2014, respectively. Teekay Tankers intends to finance the installment payments with its existing liquidity and expects to secure long-term debt financing for the vessels prior to their scheduled deliveries in late-2015 and early-2016.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

b)	In April 2013, Teekay Offshore issued 2.1 million common units in a private placement to an institutional investor for net proceeds of approximately $60.0 million, excluding the General Partner’s 2% proportionate capital contribution of $1.2 million. Upon completion of the private placement, Teekay Offshore had 82.2 million common units outstanding. Teekay Offshore will use the proceeds from the private placement to partially finance four newbuilding shuttle tanker installments and for general corporate purposes. As a result of this private placement, Teekay’s ownership of Teekay Offshore was reduced to 28.7% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

c)	In April 2013, Teekay Offshore issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering for net proceeds of $144.9 million. Teekay Offshore expects to use the net proceeds from the public offering for general corporate purposes, including the partial financing of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay may offer to Teekay Offshore. Pending the application of funds for these purposes, Teekay Offshore repaid a portion of its outstanding debt under two of its revolving credit facilities.

d)	In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and immediately thereafter, Teekay Offshore acquired the unit from Teekay for a purchase price of $540 million. The unit operates on the Huntington Field in the North Sea under a five-year contract with E.ON, plus extension options. Teekay Offshore financed the acquisition with a new $330 million debt facility secured by the unit, a portion of the proceeds from a public offering completed in September 2012 and a $40 million equity private placement of common units to Teekay which was completed in May 2013. Upon completion of the private placement to Teekay, Teekay Offshore had 83.6 million common units outstanding. Following the private placement, Teekay holds a 29.9% interest Teekay Offshore, including the Company’s 2% general partner interest. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

e)	In May 2013, Teekay Offshore finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. Teekay Offshore intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

f)	In May 2013, Teekay Offshore entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, Randgrid, which Teekay Offshore currently owns through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following completion in 2017, the newly converted FSO unit will commence operations under a 3-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

g)	In May 2013, Teekay LNG announced entering into an equity distribution agreement to issue common units representing limited partner interests with an aggregate offering amount of up to $100 million. Teekay LNG intends to use the net proceeds from the sales under this program for general corporate purposes, which may include, among other things, repaying or refinancing all or a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures or acquisitions.

h)	In May 2013, Teekay Offshore agreed to acquire a 50% interest in the Itajai FPSO unit from Teekay for a purchase price of approximately $204 million. The acquisition was completed on June 10, 2013. The Itajai FPSO is operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras). The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

i)	In May 2013, Teekay Offshore announced entering into an equity distribution agreement to issue common units representing limited partner interests with an aggregate offering amount of up to $100 million. Teekay Offshore intends to use the net proceeds from the sales under this program for general corporate purposes, which may include, among other things, repaying or refinancing all or a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures, including installments on newbuilds and expenditures on asset conversions, or acquisitions.

j)	In June 2013, Teekay LNG entered into two, five-year time-charter contracts with Cheniere Marketing, LLC (or Cheniere) to provide LNG transportation services. The fixed-rate time-charter contracts will be serviced by the two 173,400 cubic meter LNG carrier newbuildings ordered by Teekay LNG in December 2012. The newbuildings are currently under construction by Daewoo Shipbuilding & Marine Engineering of South Korea and are scheduled to be delivered in the first half of 2016.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2013

Acquisition of LPG carriers by Teekay LNG

In February 2013, our subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 19 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers (or the Exmar LPG Carriers). For Teekay LNG’s 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $134 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG, Teekay LNG accounts for Exmar LPG BVBA using the equity method.

Teekay Tankers Newbuilding Order

In April 2013, our subsidiary Teekay Tankers Ltd. (or Teekay Tankers) entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings for a fully built up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for the construction up to 12 additional LR2 newbuildings, four of which are exercisable up to and including each the following months: October 2013, April 2014 and October 2014, respectively. Upon delivery, it is expected that the four vessels will operate in our Taurus Tankers LR2 Pool. The agreement with STX also includes favorable payment terms, with the majority of the purchase price due upon delivery. Teekay Tankers intends to finance the installment payments for the four newbuilding vessels with its existing liquidity and to secure long-term debt financing for the vessels prior to their scheduled deliveries in late-2015 and early-2016. STX is currently undergoing a voluntary corporate restructuring with its lenders. Teekay Tankers is not required to make any installment payments to STX for the LR2 newbuildings until STX provides Teekay Tankers with adequate financial guarantees (or refund guarantees) as security for the installment payments, which STX is to provide to Teekay Tankers by June 17, 2013 under the current terms of the agreement. The first installment payment equal to 10% of the contract price in respect of the initial four vessels is due and payable within five business days after Teekay Tankers receive refund guarantees from STX. In the event that the refund guarantees are not provided to Teekay Tankers by June 17, 2013, Teekay Tankers has the option to terminate the agreement. Please read “Item 1 – Financial Statements: Note 18a – Subsequent Events.”

Two Time-Charter Contracts Entered into by Teekay LNG

In June 2013, Teekay LNG entered into two, five-year time-charter contracts with Cheniere Marketing, LLC (or Cheniere) to provide them with LNG transportation services. The fixed-rate time-charter contracts and will be serviced by the two 173,400 cubic meter LNG carrier newbuildings ordered by Teekay LNG in December 2012. The newbuildings are currently under construction by Daewoo Shipbuilding & Marine Engineering of South Korea and are scheduled to be delivered in the first half of 2016. Please read “Item 1 – Financial Statements: Note 18j – Subsequent Events.”

Recent Offshore Business Developments

In November 2011, we agreed to acquire from Sevan Marine ASA (or Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) floating, production, storage and offloading (or FPSO) unit upon the completion of certain upgrades. In June 2012, we offered the Voyageur Spirit to our subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) for a purchase price of approximately $540 million. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit to Teekay Offshore for such price following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). First oil occurred in April 2013 after the remaining upgrades were completed, at which time the Voyageur Spirit commenced its five-year charter with E.ON. The charter contract has an initial term of five years, with up to 10 one-year extension options exercisable by E.ON., subject to certain conditions. In May 2013, we completed the acquisition of the Voyageur Spirit FPSO unit from Sevan and immediately thereafter the FPSO unit was acquired by Teekay Offshore for $540 million.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil, is expected to be completed by June 30, 2013 and the unit is expected to commence operations at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad projects developed by Remora.

In May 2013, Teekay Offshore finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a floating, storage and offloading (or FSO) unit in Asia. Teekay Offshore intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014. Please read “Item 1 – Financial Statements: Note 18e – Subsequent Events.”

In May 2013, Teekay Offshore entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, Randgrid, which Teekay Offshore currently owns through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following completion in 2017, the newly converted FSO unit will commence operations under a 3-year firm period time-charter contract to Statoil, which Statoil has options to extend up to an additional 12 years. Please read “Item 1 – Financial Statements: Note 18f – Subsequent Events.”

In May 2013, Teekay Offshore agreed to acquire a 50% interest in the Itajai FPSO unit from us for a purchase price of approximately $204 million. The acquisition was completed on June 10, 2013. The Itajai FPSO is operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras). The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht). Please read “Item 1 – Financial Statements: Note 18h – Subsequent Events.”

Private Placement by Teekay Offshore

In April 2013, Teekay Offshore issued approximately 2.1 million common units in a private placement to an institutional investor for net proceeds of approximately $60 million (excluding Teekay Offshore’s general partner’s proportionate capital contribution). Teekay Offshore intends to use the proceeds from the sale of the common units to partially fund the acquisition of four Suezmax newbuilding shuttle tankers and for general corporate purposes. Please read “Item 1 – Financial Statements: Note 18b – Subsequent Events.”

Public Offering by Teekay Offshore

In April 2013, Teekay Offshore completed a public offering of 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units, for net proceeds of approximately $144.9 million. Teekay Offshore expects to use the net proceeds from the public offering for general corporate purposes, including the funding of newbuilding installments, capital conversion projects and the acquisition of vessels that we may offer to Teekay Offshore. Pending the application of funds for these purposes, Teekay Offshore expects to repay a portion of its outstanding debt under two of its revolving credit facilities. Please read “Item 1 – Financial Statements: Note 18c – Subsequent Events.”

Public Offering by Teekay LNG

In May 2013, Teekay LNG announced entering into an equity distribution agreement to issue common units representing limited partner interests with an aggregate offering amount of up to $100 million. Teekay LNG intends to use the net proceeds from the sales under this program for general corporate purposes, which may include, among other things, repaying or refinancing all or a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures or acquisitions. Please read “Item 1 – Financial Statements: Note 18g – Subsequent Events.”

Public Offering by Teekay Offshore

In May 2013, Teekay Offshore announced entering into an equity distribution agreement to issue common units representing limited partner interests with an aggregate offering amount of up to $100 million. Teekay Offshore intends to use the net proceeds from the sales under this program for general corporate purposes, which may include, among other things, repaying or refinancing all or a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures, including installments on newbuilds and expenditures on asset conversions, or acquisitions. Please read “Item 1 – Financial Statements: Note 18i – Subsequent Events.”

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the fourth quarter of 2013 while repairs are assessed and completed. We do not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage subject to a $750,000 deductible and the other terms and conditions of the applicable policies. In addition, we will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO. The total of these capital upgrade costs is expected to amount to approximately $90 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 2 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. As at March 31, 2013, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 31 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and four were chartered-in by Teekay Offshore, with the remainder owned 100% by Teekay Offshore. Our FSO fleet consists of four vessels owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in these units. We use these vessels to provide transportation and storage services to energy companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time. We also have one newbuilding shuttle tanker which delivered to us subsequent to March 31, 2013 and an additional three on order which are scheduled to deliver in mid-to late-2013. Subsequent to March 31, 2013, we committed to converting two of our shuttle tankers, the Navion Clipper and Randgrid, into FSO units.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31
	2013	2012	% Change

Revenues	138,653	156,235	(11.3)
Voyage expenses	21,809	27,015	(19.3)

Net revenues	116,844	129,220	(9.6)
Vessel operating expenses	44,907	49,819	(9.9)
Time-charter hire expense	14,777	13,617	8.5
Depreciation and amortization	27,696	31,792	(12.9)
General and administrative (1)	10,504	9,279	13.2
Restructuring charges	587	—	100.0

Income from vessel operations	18,373	24,713	(25.7)

Calendar-Ship-Days
Owned Vessels	2,815	3,097	(9.1)
Chartered-in Vessels	371	348	6.6

Total	3,186	3,445	(7.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet decreased for the three months ended March 31, 2013 compared to the same period last year. The decrease was primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012 and the sale of the Basker Spirit in January 2013. Included in calendar-ship-days are two owned shuttle tankers which have been in lay-up since May 2012 and February 2013, respectively, following their redelivery to us upon maturity of their time-charter-out contracts in April 2012 and November 2012 (or the Lay-ups).

Net Revenues. Net revenues decreased for the three months ended March 31, 2013, compared to the same periods last year, primarily due to:

•	a decrease of $7.3 million for the three months ended March 31, 2013, due to the Lay-ups;

•

a net decrease of $4.2 million due to a decrease in revenues in our contract of affreightment fleet and fewer revenue days from the redelivery of three vessels to us in February 2012, March 2012 and April 2012, as they completed their time-charter-out agreements, partially offset by an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts;

•	a decrease of $3.9 million for the three months ended March 31, 2013, due to the sale of the Navion Savonita in December 2012; and

•	a decrease of $0.9 million for the three months ended March 31, 2013, due to a decrease in reimbursable bunker costs;

partially offset by

•	an increase of $3.4 million for the three months ended March 31, 2013, due to fewer repair off-hire days in our time-chartered-out fleet compared to the same period last year; and

•

an increase of $0.7 million for the three months ended March 31, 2013, due to a decrease in bunker costs relating to a recovery of drydocking expenses upon the completion of the drydocking of the Navion Saga.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•

a decrease of $3.5 million for the three months ended March 31, 2013, relating to the Lay-ups and reductions in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012;

•	a decrease of $1.5 million for the three months ended March 31, 2013, due to a decrease in ship management fees; and

•	a decrease of $1.3 million for the three months ended March 31, 2013, due to a decrease in costs related to services and spares;

partially offset by

•	an increase of $0.8 million for the three months ended March 31, 2013, in crew and manning costs primarily due to the timing of bonus payments; and

•	an increase of $1.0 million for the three months ended March 31, 2013, due to expenditures on projects completed to support our FSO tenders.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	an increase of $2.0 million for the three months ended March 31, 2013 due to fewer off-hire days in the in-chartered fleet;

partially offset by

•	a decrease of $0.8 million for the three months ended March 31, 2013, due to decreased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three months ended March 31, 2013, from the same period last year primarily due to the impairment and write-down of two older shuttle tankers and one FSO unit in 2012 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, and the completion of dry-dock amortization for three shuttle tankers, partially offset by additional dry-dock amortization relating to new dry dockings completed in 2012.

Restructuring Charges. Restructuring charges were $0.6 million for the three months ended March 31, 2013, resulting from a reorganization of marine operations to create better alignment with our shuttle tanker business unit and a lower cost organization going forward. Please read “Item 1 – Financial Statements: Note 11 Restructuring Charges.”

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at March 31, 2013, in addition to the four 100% owned FPSO units and the three FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in the first half of 2014, a 50% interest in one FPSO unit, and accounted for one FPSO unit which was acquired in May 2013, as a variable interest entity (or VIE). Petrojarl I FPSO unit’s contract ended in April 2013 and has since been on off hire. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results for the three months ended March 31, 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31
	2013	2012	% Change

Revenues	140,929	128,668	9.5
Voyage expenses	—	232	(100.0)
Vessel operating expenses	77,384	74,082	4.5
Depreciation and amortization	34,032	33,148	2.7
General and administrative (1)	12,361	11,577	6.8

Income from vessel operations	17,152	9,629	78.1

Calendar-Ship-Days
Owned Vessels	900	910	(1.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of our FPSO units for the three months ended March 31, 2013 remained consistent compared to the same period last year. The Voyageur Spirit has been accounted for as a VIE since November 2011. Please read “Item 1 – Financial Statements: Note 3(a) – Acquisitions – FPSO Unit from Sevan Marine ASA.”

Revenues. Revenues increased for the three months ended March 31, 2013 compared to the same period last year, primarily due to:

•

an increase of $7.6 million for the three months ended March 31, 2013, from the Petrojarl Foinaven due to the finalization with our customer of revenue for the prior year based on various annual operational performance measures, oil production levels and the average oil price for the year, and higher production in the first quarter of 2013 compared to the same period last year;

•	an increase of $3.2 million for the three months ended March 31, 2013, due to a higher charter rate for the Hummingbird Spirit as a result of a contract renewal;

•	an increase of $2.8 million for the three months ended March 31, 2013, related to a front end engineering and design study completed in the quarter; and

•	an increase of $2.5 million for the three months ended March 31, 2013, due to a higher charter rate and a recovery of fuel costs for the Petrojarl I;

partially offset by

•

a decrease of $3.0 million for the three months ended March 31, 2013, as the Voyageur Spirit pre-operating cost recoveries are deferred during its mobilization phase, which was during the first quarter of 2013; and

•	a decrease of $0.7 million for the three months ended March 31, 2013, due to decreased incentive revenues earned due to lower production from the Petrojarl Varg.

Vessel Operating Expenses. Vessel operating expenses increased during the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	an increase of $2.6 million for the three months ended March 31, 2013, due to the cost of a front end engineering and design study completed during the quarter;

•

an increase of $1.5 million for the three months ended March 31, 2013, due to higher maintenance costs relating to the Petrojarl Varg, Rio das Ostras and the Piranema Spirit compared to the same period last year due to the timing of service and maintenance activities performed;

•

an increase of $1.4 million for the three months ended March 31, 2013, due to higher crew and manning costs mainly relating to the Petrojarl Varg and the Piranema Spirit due to higher salary costs and crew levels;

•	an increase of $1.2 million for the three months ended March 31, 2013, due to the weaker U.S. Dollar against the Norwegian Kroner (or NOK) compared to the same period last year; and

•	an increase of $1.0 million for the three months ended March 31, 2013, due to higher crew costs on the Petrojarl Foinaven compared to the same period last year;

partially offset by

•

a decrease of $4.4 million for the three months ended March 31, 2013, as the Voyageur Spirits’ pre-operating costs are deferred during its mobilization phase, which was during the first quarter of 2013;

•	a decrease of $1.1 million for the three months ended March 31, 2013, due to inspection costs on the Petrojarl I in the first quarter of 2012; and

•	a decrease of $0.7 million for the three months ended March 31, 2013, due to decreased costs on the Petrojarl Banff FPSO unit as a result of the December 2011 weather-related incident.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2013 from the same periods last year, primarily due to capital upgrades.

Liquefied Gas Segment

As at March 31, 2013, our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of 29 liquefied natural gas (or LNG) carriers (in which Teekay LNG’s interests ranged from 33% to 100%), and 30 LPG/Multigas carriers. However, the table below includes only those carriers we consolidate comprising 11 LNG carriers and five LPG carriers. The table excludes two newbuilding LNG carriers and all carriers accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) two LNG carriers relating to Teekay LNG’s joint ventures with Exmar (or the Exmar LNG Carriers) and (v) the 25 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31
	2013	2012	% Change

Revenues	71,001	73,585	(3.5)
Voyage expenses	4	96	(95.8)

Net revenues	70,997	73,489	(3.4)
Vessel operating expenses	15,096	12,967	16.4
Depreciation and amortization	17,291	17,238	0.3
General and administrative (1)	6,196	5,105	21.4

Income from vessel operations	32,414	38,179	(15.1)

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,440	1,456	(1.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

During the three months ended March 31, 2013, one of our vessels was off-hire for 41 days for scheduled dry docking, compared to having none of our vessels off-hire during the first quarter of 2012.

Net Revenues. Net revenues decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	a decrease of $2.6 million for the three months ended March 31, 2013 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking; and

•	a decrease of $0.8 million for the three months ended March 31, 2013 due to one less calendar day during 2013 compared to 2012;

partially offset by

•	an increase of $0.4 million for the three months ended March 31, 2013 due to the effect on our Euro-denominated revenues from the stronger Euro against the U.S. Dollar in 2013 compared to 2012; and

•	an increase of $0.3 million for the three months ended March 31, 2013 due to revenue from ship management activities.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2013 from the same period last year, primarily as a result of spares and consumables purchased for the planned maintenance of the Tangguh Hiri and Tangguh Sago in 2013 and repairs during the dry docking of the Arctic Spirit in the first quarter of 2013.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a)	Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) under construction that is scheduled for delivery in 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read Item 1 – Financial Statements: Note 9(b) – Commitments and Contingencies – Joint Ventures.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31
	2013	2012	% Change

Revenues	70,393	88,476	(20.4)
Voyage expenses	1,102	1,319	(16.5)

Net revenues	69,291	87,157	(20.5)
Vessel operating expenses	30,575	33,339	(8.3)
Time-charter hire expense	1,530	6,636	(76.9)
Depreciation and amortization	14,528	20,005	(27.4)
General and administrative (1)	5,774	6,712	(14.0)
Asset impairments	3,165	—	100.0
Restructuring charges	642	—	100.0

Income from vessel operations	13,077	20,465	(36.1)

Calendar-Ship-Days
Owned Vessels	2,586	3,003	(13.9)
Chartered-in Vessels	90	364	(75.3)

Total	2,676	3,367	(20.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three months ended March 31, 2013 compared with the same period last year due to:

•	the transfer of four Suezmax tankers, three Aframax tankers and one medium-range (or MR) product tanker to the spot tanker sub-segment;

•	the redelivery to its owner of one in-chartered Suezmax tanker; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of one Aframax tanker from the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Net Revenues. Net revenues decreased for the three months ended March 31, 2013 compared to the same period last year, primarily due to:

•	a net decrease of $15.4 million for the three months ended March 31, 2013 due to the Net Fleet Reductions;

•	a decrease of $1.9 million for the three months ended March 31, 2013 due to lower average charter rates earned from charter renewals and new charters; and

•	a decrease of $1.6 million for the three months ended March 31, 2013 due to a decrease in interest income earned on our investment in a term loan;

partially offset by

•

an increase of $0.7 million for the three months ended March 31, 2013 due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our net cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2013 from the same period last year, primarily due to:

•	a net decrease of $4.1 million for the three months ended March 31, 2013 due to the Net Fleet Reductions;

partially offset by

•

a net increase of $1.3 million for the three months ended March 31, 2013 due to the timing of service and maintenance activities performed and an increase in manning costs for certain of our conventional tankers.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to the redelivery to its owner of one in-chartered Suezmax tanker.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	a net decrease of $4.3 million for the three months ended March 31, 2013 due to the Net Fleet Reductions; and

•	a decrease of $2.3 million for the three months ended March 31, 2013 due to the effect of vessel write-downs incurred in the fourth quarter of 2012;

partially offset by

•

an increase of $1.2 million for the three months ended March 31, 2013 due to accelerated amortization of intangible assets relating to the charter contracts of five Suezmax tankers, as result of changes to the expected the lives of these intangible assets.

Asset Impairments. Asset impairments for the three months ended March 31, 2013 primarily relate to write-down of one of our investments in term loans. Please read “Item 1 – Financial Statements: Note 6b – Vessel Sales and Write-downs.”

Restructuring Charges. Restructuring charges for the three months ended March 31, 2013 primarily relate to costs incurred in association with the reorganization of our marine operations. Please read “Item 1 – Financial Statements: Note 11 – Restructuring Charges.”

b)	Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31
	2013	2012	% Change

Revenues	30,061	54,143	(44.5)
Voyage expenses	3,400	9,975	(65.9)

Net revenues	26,661	44,168	(39.6)
Vessel operating expenses	19,502	17,547	11.1
Time-charter hire expense	11,145	23,726	(53.0)
Depreciation and amortization	8,947	12,431	(28.0)
General and administrative (1)	4,436	5,689	(22.0)
Loss (gain) on sale of vessels and write-downs of vessels	32	(197)	(116.2)
Restructuring charges	825	—	100.0

Loss from vessel operations	(18,226)	(15,028)	21.3

Calendar-Ship-Days
Owned Vessels	1,771	1,820	(2.7)
Chartered-in Vessels	650	1,283	(49.3)

Total	2,421	3,103	(22.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	the transfer of one Aframax tanker to the fixed tanker sub-segment;

•	the sale of five Aframax tankers;

•	the in-charter redeliveries to their owners of three Suezmax tankers, six Aframax tankers and two long-range 2 (or LR2) product tankers (or the In-charter Redeliveries); and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of four Suezmax tankers, three Aframax tankers and one MR product tanker from the fixed-rate tanker sub-segment; and

•	the new in-charter of one Aframax tanker.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates improved slightly during the first quarter of 2013 but remained at comparatively low levels on a historical basis. Demand for large crude tankers decreased due to a reduction in crude oil production from the Organization of Petroleum Exporting Countries (or OPEC) with Saudi Arabian output falling to 9.0 million barrels per day (mb/d) during the first quarter compared to an average production of 9.5 mb/d in 2012. The onset of a relatively heavy refinery maintenance season towards the end of the first quarter also negatively impacted crude tanker demand. Seasonal factors gave some support to rates at times during the quarter, particularly in the Atlantic basin where cold weather in Northern Europe and poor weather in the U.S. Gulf region led to some sharp, but relatively short-lived, spikes in crude tanker rates.

LR2 product tanker rates held steady during the first quarter of 2013. High levels of naphtha arbitrage movements from Europe to Asia coupled with strong product imports from the Middle East to Asia due to local refinery maintenance supported the demand for LR2 tankers. The global LR2 fleet grew by only three vessels during the first quarter and LR2 fleet growth is expected to remain low with an orderbook of only 26 vessels for delivery through 2015.

In total, 8.7 million deadweight tonnes (or mdwt) of tankers delivered into the fleet during the first quarter of 2013, the lowest first quarter delivery total since 2008. The level of tanker removals was relatively low at 2.4 mdwt during the quarter which resulted in net fleet growth of 6.3 mdwt, or 1.3%. The current tanker orderbook of 54 mdwt is the lowest level since the second quarter of 2001 on an absolute basis, and the lowest since the second quarter of 1997 on a percentage of the total fleet basis (approximately 11%). Since the start of 2013, there has been an increase in new tanker orders with 8.9 mdwt of tanker orders in the first four months of the year versus 3.8 mdwt of orders in the same period of 2012; however, the pace of ordering remains low relative to historical levels.

The global economy continues to be a significant source of uncertainty for forecast oil and tanker demand growth with the International Monetary Fund (or IMF) recently downgrading its outlook for GDP growth in 2013 to 3.3% compared to its previous forecast of 3.5%. The outlook for oil demand during 2013 calls for a modest increase of 0.9 mb/d based on the average of the International Energy Agency (or IEA), Energy Information Administration (or EIA), and OPEC forecasts. For 2014, the outlook is more positive with the EIA forecasting global oil demand growth of 1.3 mb/d mainly driven by the non-OECD countries and China in particular.

	Three Months Ended
	March 31, 2013			March 31, 2012
Vessel Type	Net Revenues ($000’s)	Revenue Days	TCE Rate $	Net Revenues ($000’s)	Revenue Days	TCE Rate $

Spot Fleet(1)
Suezmax Tankers	13,988	1,023	13,671	24,945	1,000	24,945
Aframax Tankers	10,056	1,000	10,058	16,424	1,600	10,265
Large/Medium Product Tankers/VLCC	4,416	302	14,608	4,465	455	9,814
Other(2)	(1,799)			(1,666)

Totals	26,661	2,325	11,465	44,168	3,055	14,458

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment with terms of less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful debts and the cost of fuel while offhire.

Average spot tanker TCE rates decreased for the three months ended March 31, 2013, compared to the same period last year. The TCE rates for the three months ended March 31, 2013 generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.

Net Revenues. Net revenues decreased for the three months ended March 31, 2013 compared to the same period last year primarily due to:

•	a net decrease of $9.6 million for the three months ended March 31, 2013 due to the decrease in our average spot tanker TCE rates, predominantly from our Suezmax tankers; and

•	a net decrease of $7.9 million for the three months ended March 31, 2013 due to the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2013, compared to the same period last year, primarily due to the timing of repairs and maintenance.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	a net decrease of $13.4 million for the three months ended March 31, 2013 due to the In-charter Redeliveries;

partially offset by

•	an increase of $0.9 million for the three months ended March 31, 2013 due to an increase in in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2013, compared to the same period last year, primarily due to:

•	a decrease of $2.7 million for the three months ended March 31, 2013 due to the effect of vessel write-downs incurred in the fourth quarter of 2012; and

•	a decrease of $0.9 million for the three months ended March 31, 2013 due to an intangible asset that was fully amortized in the first quarter of 2012.

Restructuring Charges. Restructuring charges for the three months ended March 31, 2013, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read “Item 1 – Financial Statements: Note 11 Restructuring Charges.”

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2013 and 2012:

(in thousands of U.S. dollars, except percentages)	Three Months Ended March 31
	2013	2012	% Change

General and administrative	(39,271)	(38,362)	2.4
Interest expense	(42,510)	(42,300)	0.5
Interest income	1,018	2,046	(50.2)
Realized and unrealized loss on non-designated derivative instruments	(13,789)	4,815	(386.4)
Equity income	27,315	17,644	54.8
Foreign exchange gain (loss)	2,191	(15,824)	(113.8)
Other income	5,240	2,343	123.6
Income tax (expense) recovery	(2,500)	3,568	(170.1)

Interest Expense. Interest expense increased to $42.5 million for the three months ended March 31, 2013, from $42.3 million for the same period last year, primarily due to:

•	an increase of $4.3 million for the three months ended March 31, 2013 as a result of the NOK-denominated bond issuances by Teekay LNG and Teekay in May 2012 and October 2012, respectively; and

•

a net increase of $1.8 million for the three months ended March 31, 2013 primarily from the issuance by Teekay Offshore of the NOK 1.3 billion senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of Teekay Offshore’s existing NOK 600 million senior unsecured bond issue that matures in November 2013;

partially offset by

•

a decrease of $4.1 million for the three months ended March 31, 2013 due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and the first quarter of 2013 for Teekay LNG and Teekay Offshore;

•	a decrease of $1.2 million for the three months ended March 31, 2013 due to capitalized interest related to the upgrade of the Voyageur Spirit FPSO unit; and

•	a decrease of $0.7 million for the three months ended March 31, 2013 due to lower EURIBOR relating to Euro-denominated debt.

Interest Income. Interest income decreased by $1.0 million for the three months ended March 31, 2013, compared to the same period last year, primarily due to lower LIBOR relating to our restricted cash deposits.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized losses on non-designated derivatives was $13.8 million for the three months ended March 31, 2013, compared to a gain of $4.8 million for the three months ended March 31, 2012, as detailed in the table below:

	Three Months Ended
	March 31
(in thousands of U.S. Dollars)	2013	2012

Realized (losses) gains relating to:
Interest rate swap agreements	(30,352)	(30,416)
Foreign currency forward contracts	421	1,237
Foinaven embedded derivative	—	11,452

	(29,931)	(17,727)

Unrealized gains (losses) relating to:
Interest rate swap agreements	19,204	17,135
Foreign currency forward contracts	(3,062)	8,792
Foinaven embedded derivative	—	(3,385)

	16,142	22,542

Total realized and unrealized (losses) gains on derivative instruments	(13,789)	4,815

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized gains on interest rate swaps for the three months ended March 31, 2013 and 2012 were primarily due to changes in the forward interest swap rates.

During the three months ended March 31, 2013 and 2012, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.6 billion and $4.0 billion for the respective periods, with average fixed rates of approximately 3.9% and 4.1%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $30.4 million during the three-month periods ended March 31, 2013 and March 31, 2012, respectively, under our interest rate swap agreements.

Primarily as a result of significant changes in long-term benchmark interest rates during the three months ended March 31, 2013, we recognized unrealized gains of $16.1 million, compared with $22.5 million for the same period last year. Please read “Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Please see Item 5 – Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments in our Annual Report on Form 20-F for the year ending December 31, 2012, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Equity Income. Our equity income increased to $27.3 million for the three months ended March 31, 2013, compared to $17.6 million for the same period last year, primarily due to:

•	an increase of $8.6 million for the three months ended March 31, 2013, due to the acquisition of a 52% ownership interest in the six MALT LNG carriers in February 2012;

•	an increase of $3.4 million for the three months ended March 31, 2013, related to equity income from our investment in Sevan Marine; and

•	an increase of $1.3 million for the three months ended March 31, 2013, due to the acquisition of a 50% ownership interest in the Exmar LPG BVBA Joint Venture in February 2013;

partially offset by

•	a decrease of $3.4 million for the three months ended March 31, 2013, due to the Baúna and Piracaba (previously named Tiro and Sidon) joint venture; and

•	a decrease of $1.3 million for the three months ended March 31, 2013, related to the Angola joint venture.

For the three months ended March 31, 2013, equity income include a gain of $5.4 million which relates to our share of unrealized gains on interest rate swaps, compared to an unrealized gain on interest rate swaps of $6.9 million included in equity income for the same period last year.

Foreign Exchange Gain (Loss). Foreign currency exchange gains was $2.2 million in three months ended March 31, 2013 compared to a foreign currency exchange loss of $15.8 million in for the same period last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the three months ended March 31, 2013, Teekay Offshore repurchased NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. Excluding this, for the three months ended March 31, 2013, foreign currency exchange gains include realized gains of $1.1 million (2012 – $1.0 million) and unrealized losses of $38.0 million (2012 – unrealized gain of $7.9 million) on our cross currency swap and unrealized gains of $29.6 million (2012 – losses of $9.0 million) on the revaluation of our NOK-denominated debt. For the three months ended March 31, 2013, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $8.1 million as compared to ($9.6) million for the same period of 2012.

Income Tax (Expense) Recovery. Income tax expense was $2.5 million for the three months ended March 31, 2013, compared to income tax recoveries of $3.6 million for the same period last year. The increase to income tax expense for the three months ended March 31, 2013 compared to the same period for 2012 was primarily due to a settlement of an uncertain tax position in Spain during the first quarter of 2012 which resulted in a $5.3 million recovery.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at March 31, 2013, our cash and cash equivalents totaled $479.6 million, compared to $639.5 million as at December 31, 2012. As at March 31, 2013 and December 31, 2012, our total liquidity, including cash and undrawn credit facilities, was $1.3 billion and $1.9 billion, respectively.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at March 31, 2013, we had $674.4 million of scheduled debt repayments coming due within the next twelve months. In addition, as at March 31, 2013, we had $162.9 million current capital lease obligations for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these five Suezmax tankers. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. While we have not received notification of termination, we expect the charterer to exercise its cancellation rights and the vessels to be sold by the owner to a third party. Upon sale of the vessels to a third party, we will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. While we do not expect the owner to exercise its option to require us to purchase the five Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $374 million, which mostly relates to our remaining 2013 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at March 31, 2013.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at March 31, 2013, our revolving credit facilities provided for borrowings of up to $2.7 billion, of which $0.9 billion was undrawn. The amount available under these revolving credit facilities reduces by $692.1 million (remainder of 2013), $718.7 million (2014), $222.5 million (2015), $342.5 million (2016), $445.0 million (2017) and $321.0 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 55 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 38 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2013, these ratios ranged from 112.0% to 281.0% compared to their minimum required ratios of 105% to 115%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2013 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at March 31, 2013, this aggregate amount was $319.6 million. We were in compliance with all of our loan covenants at March 31, 2013.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, NOK and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk. “

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2013	2012

Net operating cash flows	(33,707)	56,837
Net financing cash flows	90,714	(7,771)
Net investing cash flows	(216,851)	(28,905)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities decreased to an outflow of $33.7 million for the three months ended March 31, 2013, from an inflow of $56.8 million for the three months ended March 31, 2012. This decrease was primarily due to a $24.8 million net decrease in income from vessel operations before depreciation, amortization, asset impairments, net loss (gain) on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments. There was also a decrease in working capital of $35.5 million primarily due to fewer advances received from our customers during the three months ended March 31, 2013. There was an increase of $12.2 million on expenditures for dry docking in the quarter ended March 31, 2013 compared to the same period in 2012, which also contributed to the decrease in cash flows from operating activities. In addition, there was a $1.2 million increase in interest expense (including interest income and realized losses on interest rate swaps) in the quarter ended March 31, 2013 compared to the same period in 2012.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. The Daughter Companies distribute operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $nil in the three months ended March 31, 2013, compared to $65.9 million in the same period last year. As the size of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of the operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $61.5 million in the three months ended March 31, 2013, from $57.4 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, increased to $295.0 million in the three months ended March 31, 2013, from $186.0 million in the same period last year. The net proceeds from drawing on undrawn revolvers were primarily used to fund the acquisition of Teekay LNG’s 50% interest in the Exmar LPG carriers, as well as funding our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $120.1 million in the three months ended March 31, 2013, compared to $47.6 million in the same period last year.

In October 2010, Teekay announced a $200 million share repurchase program. We repurchased $nil of common stock during the three months ended March 31, 2013 and 2012. As at March 31, 2013, the total remaining amount under the share repurchase authorization was $37.7 million.

Dividends paid during the three months ended March 31, 2013 were $23.0 million, compared to $21.4 million for the three months ended March 31, 2012, or $0.3163 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During the three months ended March 31, 2013, we incurred capital expenditures for vessels and equipment of $72.2 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and two LNG carriers, and the installment payments and conversion costs of our FPSO units under construction or conversion. We received aggregate net proceeds of $22.4 million from the sale of a 1992-built shuttle tanker, a 1992-built conventional tanker and a 1998-built conventional tanker. In addition, we invested $134.1 million in our equity accounted investees, primarily related to the Exmar LPG BVBA Joint Venture (including working capital contribution and acquisition costs), and advanced $36.2 million to our equity accounted investees.

We have invested in three term loans with a total principal amount outstanding of $183.0 million as of March 31, 2013. Interest payments are receivable quarterly and the total loans outstanding are due in July 2013 ($115.0 million) and in February 2014 ($70.0 million). The term loans are collateralized by first priority mortgages on two 2010-built and one 2011-built VLCC tankers, together with other related security. Interest income from the loans for the three months ended March 31, 2013 was $2.8 million compared with $4.5 million for the same period in 2012. The borrower on these loans is facing financial difficulty and has defaulted on its interest payment obligations under the loans since January 31, 2013. Failure of the borrower to pay interest or to repay principal under the loans would harm our results of operations and, to the extent we are unable to foreclose on the collateral, financial condition. Subsequent to March 31, 2013, we have assumed commercial and technical management of the vessels in order to protect our security interest in the VLCC tankers. We are assessing our options in order to recover amounts owing under the Loans, which include trading the vessels on the spot market or short-term time charters or disposing of the vessels, or a combination thereof. We estimate that the current value of our security interest in the two 2010-built VLCC tankers is sufficient to cover all amounts currently owed from the borrower in respect of these two term loans. We have taken impairments on the term loan secured by the 2011-built VLCC. However, there is a possibility that actual results could vary from our estimates, including earning lower rates from the vessels in the spot or time-charter markets, incurring higher costs to operate the vessels or that the value of the two 2010-built and one 2011-built VLCC tankers will decline further. As a result, should these differences from our estimates occur we may not be able to fully recover all amounts due under the loans.

During the three months ended March 31, 2012, we incurred capital expenditures for vessels and equipment of $46.7 million, primarily for capitalized vessel modifications and shipyard construction instalment payments on our newbuilding shuttle tankers and the instalment payments and conversion costs of our FPSO units under construction or conversion. We received net proceeds of $192.0 million from the sale of the Baúna and Piracaba (previously named Tiro and Sidon) FPSO project to the 50% joint venture with Odebrecht. In addition, we invested $155.2 million in our equity accounted investees, mainly related to the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs).

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at March 31, 2013:

	Total	Remainder of 2013	2014 and 2015	2016 and 2017	Beyond 2017
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,771.6	565.9	1,475.0	1,100.7	1,630.0
Chartered-in vessels (operating leases)	138.4	67.0	52.8	18.2	0.4
Commitments under capital leases (2)	184.9	75.2	43.8	38.6	27.3
Commitments under capital leases (3)	971.1	18.0	48.0	48.0	857.1
Commitments under operating leases (4)	396.6	18.6	49.6	49.5	278.9
Newbuilding installments/conversion (5)(6)	1,236.8	390.0	541.8	305.0	—
Purchase obligation (7)	56.2	56.2	—	—	—
Asset retirement obligation	23.6	—	—	—	23.6

Total U.S. Dollar-Denominated Obligations	7,779.2	1,190.9	2,211.0	1,560.0	2,817.3

Euro-Denominated Obligations: (8)
Long-term debt (9)	328.2	10.8	31.9	36.7	248.8

Total Euro-Denominated Obligations	328.2	10.8	31.9	36.7	248.8

Norwegian Kroner-Denominated Obligations: (8)
Long-term debt (10)	600.5	36.2	119.7	307.8	136.8

Total Norwegian Kroner-Denominated Obligations	600.5	36.2	119.7	307.8	136.8

Total	8,707.9	1,237.9	2,362.6	1,904.5	3,202.9

(1)	Excludes expected interest payments of $82.1 million (remainder of 2013), $171.0 million (2014 and 2015), $133.8 million (2016 and 2017) and $119.1 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2013, plus margins on debt that has been drawn that ranges up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt. In November 2011, we agreed to acquire the Voyageur Spirit upon completion of its upgrade. The Voyageur Spirit has been determined to be a VIE and we have been determined to be the primary beneficiary. As a result, we have consolidated the Voyageur Spirit, including its existing U.S. Dollar-denominated term loan outstanding, which totalled $230.3 million as at March 31, 2013. Teekay Offshore acquired the Voyageur Spirit in May 2013.

(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters.”
(3)	Existing restricted cash deposits of $475.4 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $354.2 million for these leases from 2013 to 2029.
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers, two LNG carriers and one FPSO unit as of March 31, 2013. Please read “Item 1 – Financial Statements: Note 9 (a) – Commitments and Contingencies – Vessels Under Construction.” In April 2013, Teekay Tankers entered into an agreement for four LR2 product tanker newbuildings, which is not included in the above table. Please read “Item 1 – Financial Statements: Note 18 (a) – Subsequent Events.”
(6)	Teekay Tankers has a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. Teekay LNG has a 50% interest in a joint venture that has entered into an agreement for the construction of eight LPG carriers. As at March 31, 2013, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $58.4 million (remainder of 2013), $242.4 million (2014 and 2015) and $69.6 million (2016 and 2017), of which our share is $29.0 million (remainder of 2013), $121.2 million (2014 and 2015) and $34.8 million (2016 and 2017). Please read “Item 1 – Financial Statements: Note 9 (b) – Commitments and Contingencies – Joint Ventures.”
(7)	Represents remaining cost to upgrade and acquire the Voyageur Spirit (net of assumed debt of $230 million) as of March 31, 2013, and the total purchase price of approximately $55 million to acquire a 2010-built HiLoad DP unit from Remora AS. Please read “Item 1 – Financial Statements: Note 9 (c) – Commitments and Contingencies – Purchase Obligation.”
(8)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2013.
(9)	Excludes expected interest payments of $4.0 million (remainder of 2013), $10.0 million (2014 and 2015), $8.9 million (2016 and 2017) and $4.8 million (beyond 2017). Expected interest payments are based on EURIBOR at March 31, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(10)	Excludes expected interest payments of $33.1 million (remainder of 2013), $80.3 million (2014 and 2015), $41.2 million (2016 and 2017) and $0.9 million (beyond 2017). Expected interest payments are based on NIBOR at March 31, 2013, plus a margin between 4.75% to 5.75%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2013. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Goodwill

At March 31, 2013, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at March 31, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2013 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the expected timing of receiving refund guarantees from STX and the expected financing of construction installment payments;

•	our potential to exercise options for additional LR2 newbuildings;

•	the anticipated timing of delivery of our joint venture’s VLCC newbuilding and related commencement of the vessel’s new time-charter;

•	expected costs and delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	our acquisition of a HiLoad Dynamic Positioning unit and our entry into a related agreement with Remora AS;

•	the timing and cost of converting the Navion Clipper into an FSO unit and the timing of commencing its 10-year charter contract with Salamander;

•

the cost of converting the Randgrid in an FSO unit, the timing of commencing its 3-year charter contract with Statoil and the cost and certainty of our acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•

the impact on operating income, the expected repair and insurance coverage, the completion, cost and recovery of certain capital upgrade costs, and the expected return to operations of the Petrojarl Banff FPSO unit, following storm damage to the unit which was incurred in December 2011;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for five of our Suezmax tankers;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the impact of future regulatory changes or environmental liabilities;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespan of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our exemption from tax on our U.S. source international transportation income;

•	the outcome of ongoing tax proceedings, including the HMRC’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by the Teekay Nakilat Joint Venture;

•	the expected return on our investment in first-priority ship mortgage loans;

•	the expected recoverability of our investment in term loans which are collateralized by first-priority mortgages on three VLCCs;

•	our ability to competitively pursue new projects;

•	our competitive positions in our markets;

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel;

•	our involvement in any EU anti-trust investigation of container line operators;

•	changes in applicable industry laws and regulations;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; Teekay Offshore’s acquisition from Remora of the HiLoad DP unit; our ability to recover principal and interest for three first-priority ship mortgage loans secured by three VLCC tankers; the ability of the STX shipyard to fulfill their obligations under the newbuilding contracts, including providing refund guarantees to Teekay Tankers; potential inability to realize anticipated benefits of restructurings; inherent uncertainties involving litigation and claims; conditions in the United States capital markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2012. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, NOK and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9 to12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at March 31, 2013, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount	Expected Maturity
			of Asset (Liability)	2013	2014
	Contract Amount in		$	$	$
	Foreign Currency (millions)	Average Forward Rate (1)	(in millions of U.S. Dollars)	(in millions of U.S. Dollars)
Norwegian Kroner	632.9	5.83	(0.2)	90.6	18.0
Euro	4.9	0.76	(0.2)	6.5	—
Canadian Dollar	4.1	1.00	(0.1)	4.1	—
British Pound	5.8	0.64	(0.3)	9.0	—

			(0.8)	110.2	18.0

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at March 31, 2013, we had Euro-denominated term loans of 256.0 million Euros ($328.2 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due between 2013 and 2018. In addition, the cross currency swaps due between 2015 and 2018 economically hedges the interest rate exposure on the NOK bonds due between 2015 and 2018. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due between 2013 and 2018. As at March 31, 2013, we were committed to the following cross currency swaps:

Notional	Notional	Floating Rate Receivable		Floating Rate Payable		Fixed Rate Payable
Amount NOK	Amount USD	Reference Rate	Margin	Reference Rate	Margin		Fair Value	Remaining Term (years)
211,500	34,700	NIBOR	4.75%	LIBOR	5.04%	(1)	1,513	0.7
700,000	122,800	NIBOR	4.75%			5.52%	(3,318)	2.5
500,000	89,700	NIBOR	4.00%			4.80%	(4,360)	2.8
600,000	101,400	NIBOR	5.75%			7.49%	(1,941)	3.8
700,000	125,000	NIBOR	5.25%			6.88%	(8,879)	4.1
800,000	143,500	NIBOR	4.75%			5.93%	(7,251)	4.8

							(24,236)

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read “Item 1 – Financial statements: Note 14 – Derivative Instruments and Hedging Activities.”

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2013, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance of 2013	2014	2015	2016	2017	Thereafter	Total	Asset / (Liability)	Rate(1)
Long-Term Debt:
Variable Rate ($U.S.)(2)	532.6	1,129.4	257.0	313.1	700.0	1,062.2	3,994.3	(3,716.2)	1.5%
Variable Rate (Euro)(3)(4)	10.8	15.4	16.5	17.7	19.0	248.8	328.2	(298.3)	1.6%
Variable Rate (NOK)(4)(5)	36.2	—	119.7	85.5	222.3	136.8	600.5	(611.0)	6.8%

Fixed-Rate Debt ($U.S.)	33.3	44.3	44.3	44.3	43.3	567.8	777.3	(817.7)	7.1%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.3%	7.8%	7.1%

Capital Lease Obligations(6)
Fixed-Rate ($U.S.)(7)	67.7	31.7	4.4	4.5	28.3	26.3	162.9	(162.9)	7.4%
Average Interest Rate(8)	9.1%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)(10)	335.5	201.8	327.5	748.6	355.4	1,260.4	3,229.2	(484.1)	4.0%
Average Fixed Pay Rate(2)	2.0%	3.8%	4.0%	2.8%	4.4%	5.2%	4.0%
Contract Amount (Euro)(4)	10.8	15.4	16.5	17.7	19.0	248.8	328.2	(38.0)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of March 31, 2013, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt.”
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2013.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with ten cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.75% to 5.75% and into LIBOR plus a margin of 5.04% and the transfer of principal fixed between $34.7 million to $143.5 million upon maturity in exchange for NOK 211.5 million to NOK 800 million.
(6)	Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 1 – Financial Statements: Note 4 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2013 totaled $475.4 million, and the lease obligations, which as at March 31, 2013 totaled $472.3 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $410.5 million and $469.1 million, ($104.2) million and $145.1 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(10)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Note 9(d) to the unaudited consolidated financial statements included in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date:	June 14, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)